UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            Wm. Wrigley Jr. Company
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                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
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                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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                                 (CUSIP Number)

                             William J. Hagenah III
              One Northfield Plaza, Suite 300, Northfield, IL 60093
                                 (847) 441-2980
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)/ /
                                                                     (b)/ /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
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                                   7    SOLE VOTING POWER(1)
NUMBER OF SHARES                        46,220 shares of Common Stock and
  BENEFICIALLY                          45,540 shares of Class B Common Stock
    OWNED BY                       ---------------------------------------------
      EACH
   REPORTING                       8    SHARED VOTING POWER(2)
    PERSON                              640,000 shares of Common Stock and
     WITH                               320,000 shares of Class B Common Stock
                                   ---------------------------------------------

                                   9    SOLE DISPOSITIVE POWER(1)
                                        7,684,208 shares of Common Stock and
                                        4,986,878 shares of Class B Common Stock
                                   ---------------------------------------------

                                   10   SHARED DISPOSITIVE POWER(2)
                                        640,000 shares of Common Stock and
                                        320,000 shares of Class B Common Stock
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,324,208 shares of Common Stock and
         5,306,878 shares of Class B Common Stock
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1  Includes 46,220 shares of Common Stock and 45,540 shares of Class B Common
   Stock held by the filing person individually.

2 In addition to the shares reported above in (8) and (10), the reporting person is co-trustee with William Wrigley, Jr. of various Wrigley family trusts holding 3,560,856 shares of Common Stock and 2,039,970 shares of Class B Common Stock. The co-trustees share voting and dispositive power, but in the event of disagreement between the co-trustees regarding the voting, sale, exchange or disposition of the Wm. Wrigley Jr. Company stock in these trusts, William Wrigley, Jr. as an officer of the Wm. Wrigley Jr. Company, directs the voting, sale, exchange or disposition of the stock.





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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                        / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.4% of shares of Common Stock and 15.8% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 6.9% of the issued and outstanding Common Stock.
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14       TYPE OF REPORTING PERSON
         00
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Item 4.  Purpose of Transaction.

See Item 3 in Amendment No. 1. The purpose of this amendment is to report the aggregate disposition of 2,023,100 shares of Common Stock, which was completed on November 3, 2004 and represents a disposition of beneficial ownership of Common Stock that exceeds 1% of the Common Stock outstanding as of October 29, 2004, as reported in the Company's Form 10-Q for the quarter ended September 30, 2004.

Item 5.  Interest in Securities of the Issuer.

(a) 8,324,208 shares of Common Stock (4.4% of Common Stock outstanding) 5,306,878 shares of Class B Common Stock (15.8% of Class B Common Stock outstanding)

         Includes 46,220 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 13,631,086 shares of Common Stock, representing 6.9% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

         The ownership percentages are based upon 190,871,069 shares of Common Stock and 33,567,353 shares of Class B Common Stock outstanding as of October 29, 2004, as reported in the Company's Form 10-Q for the quarter ended September 30, 2004.


(b)      Sole power to vote
         46,220 shares of Common Stock (0.0%)
         45,540 shares of Class B Common Stock (0.1%)

         Shared power to vote 640,000 shares of Common Stock (0.3%) 320,000 shares of Class B Common Stock (1.0%)



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

         Sole power to dispose 7,684,208 shares of Common Stock (4.0%) 4,986,878 shares of Class B Common Stock (14.9%)

         Shared power to dispose 640,000 shares of Common Stock (0.3%) 320,000 shares of Class B Common Stock (1.0%)

Power to vote and dispose is shared with Alison Wrigley Rusack. Item 2 information for Ms. Rusack is available in her Schedule 13D filing. Also see Footnote 2 of this Amendment.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ William J. Hagenah III
Dated:  November 15, 2004                   ------------------------------------
                                            William J. Hagenah III, individually
                                            and as Trustee and Co-Trustee of
                                            various Wrigley Family Trusts





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